UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc
(Registrant)

Date: March 2, 2012	By:	/s/ Brett Gladden
Brett Gladden
Company Secretary

1 March 2012

CSR plc (“CSR”)

Purchase of own shares

On Thursday 1 March 2012, CSR purchased from J.P. Morgan Securities Limited 220,000 ordinary shares of 0.1p each at 251.5837 pence per share of which 220,000 ordinary shares are being held in treasury. This represents approximately 0.1 per cent. of CSR’s current issued ordinary share capital.

Following the repurchase, 15,746,400 ordinary shares of 0.1p each are currently held by CSR in treasury and 200,183,007 ordinary shares of 0.1p each (excluding those ordinary shares of 0.1p each held in treasury) are currently in issue.

Enquiries:

CSR plc	Tel: +44 (0) 1223 692 000

Will Gardiner, Chief Financial Officer
Jeff Torrance, Investor Relations Director

FTI Consulting	Tel: +44 (0) 20 7831 3113

James Melville-Ross
Jon Snowball